



Bureau of Integrated Facility Services LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $35,000

Offering End Date: March 28, 2024

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Bureau of Integrated Facility Services LLC

Founded: August 10, 2021

Address: 611 Gateway Blvd Suite 120
San Francisco, CA 94080

Industry: Janitorial Services

Employees: 1
Website: https://bifsonline.net/

Use of Funds Allocation:

If the maximum raise is met:

$33,425 (95.50%) – of the proceeds will go towards working capital- hiring and expansion
$1,575 (4.50%) – of the proceeds will go towards SMBX's capital raise fee





Business Metrics:

	FY22	YTD 12/15/2023
Total Assets	$17,114	$38,211
Cash & Cash Equivalents	$2,734	$27,131
Accounts Receivable	$8,530	$5,230
Short-term Debt	$5	$5
Long-term Debt	$0	-$344
Revenue	$113,840	$143,594
Cost of Goods Sold	$15,681	$7,319
Taxes	$0	$0
Net Income	$1,191	$26,395

Recognition:

Bureau of Integrated Facility Services LLC (DBA Bureau of Integrated Facility Services) is the bold new direction of disciplined efficiency and effective delivery of facility solutions and standards. We are a facility solution organization that consists of people who are trained to perform essential operations for our clients, who want and/or need a safe and comfortable place to perform their duties. We are embracing the future of facilities by using CLEANTECH which effectively addresses and mitigates risks, ensuring a safer and healthier environment for all. This is a pivotal step towards a more secure and sustainable future for facility management.

About:

Bureau of Integrated Facility Services LLC (DBA Bureau of Integrated Facility Services) is where cleanliness harmonizes with professionalism. They recognize the importance of a pristine working and living space and their all-encompassing services protect the integrity of every client's building.

For more information, contact our Customer Support Team at support@thesmbx.com

